Exhibit 99.1

NEWS RELEASE REGARDING INCREASE IN QUARTERLY CASH DIVIDEND

BMHC Increases Quarterly Cash Dividend 33% to $0.08 per Common Share

SAN FRANCISCO, Sept. 14/PRNewswire-FirstCall/ — Building Materials Holding Corporation (Nasdaq: BMHC) today announced that its Board of Directors has increased the Company’s quarterly cash dividend and declared the third quarter 2004 cash dividend of $0.08 per common share.  The dividend is payable on October 15, 2004 to common shareholders of record as of September 24, 2004.

“We are pleased to announce the increase of our quarterly dividend,” said Robert E. Mellor, Chairman, President and Chief Executive Officer of Building Materials Holding Corporation.  “We continue to focus on the expansion of our construction services business.  We have a high level of confidence in the long-term growth of BMHC and our dividend program enables our shareholders to participate in the success of BMHC.”

About BMHC
Building Materials Holding Corporation is one of the largest residential construction services companies in the United States.  The Company specializes in providing construction and installation services, component manufacturing and high-quality building materials to residential builders and contractors across the nation.  Keys to BMHC’s growth strategy are increasing construction services to production homebuilders and entry into selective geographic markets.